FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of ..... July........................................... , 2009
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
    [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F           X          Form 40-F
    [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
    Yes                      No           X
    [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)
Date.... July 27, 2009....	By....../s/...... Masashiro Kobayashi .................
(Signature)*
Masashiro Kobayashi
General Manager
Global Finance Management Center
Canon Inc.
*Print the name and title of the signing officer under his signature.
The following materials are included.
1. Notice Regarding Revised Financial Forecasts of Subsidiary
(Tokki Corporation)

July 27, 2009

Canon Inc. Chairman & CEO: Fujio Mitarai Securities code: 7751 [Tokyo(First Section) and other Stock Exchanges]

Inquiries:
Masahiro Osawa Managing Director, Group Executive, Finance & Accounting Headquarters +81-3-3758-2111
Notice Regarding Revised Financial Forecasts of Subsidiary
(Tokki Corporation)
Canon Inc., announced today that Tokki Corporation (Securities code: 9813, listed on JASDAQ), a subsidiary, has revised its consolidated and non-consolidated financial forecast for fiscal year 2009 (July 1, 2008 to June 30, 2009), announced on May 12, 2009, as follows in the attached notice.
There is no change to the consolidated financial forecasts for Canon Inc. due to this revision.
This notice contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost-reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this notice. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

July 27, 2009

Tokki Corporation President: Teruhisa Tsugami (JASDAQ code 9813) Inquiries: Shunji Shimbo Director & Division Manager Finance & Accounting Division +81-3-3551-3151
Notice Regarding Revised Financial Forecasts
     Based on recent performance trends, Tokki Corporation (the “Company”) revised its financial forecast for fiscal year ending June 30, 2009, announced on May 12, 2009, as follows.
1. Revised financial forecast for the year ending June 30, 2009 (July 1, 2008 - June 30, 2009)
     (1) Revised consolidated financial forecast
(Units: millions of yen, except per share amounts)

	Net sales	Operating	Ordinary	Net	Net income
		income	income	income	per share
Previous forecast (A)	10,200	520	570	230	6.85
Current forecast (B)	10,277	792	864	590	17.60
Change in amount (B-A)	+77	+272	+294	+360	-
Change (B/A)	0.7%	52.3%	51.5%	156.7%	-
(For reference) Previous year’s results Fiscal 2008	6,610	-750	-799	-656	-24.72

     (2) Revised non-consolidated financial forecast
(Units: millions of yen, except per share amounts)

	Net sales	Operating	Ordinary	Net	Net income
		income	income	income	per share
Previous forecast (A)	8,650	740	790	300	8.94
Current forecast (B)	8,703	982	1,045	673	20.07
Change in amount (B-A)	+53	+242	+255	+373	-
Change (B/A)	0.6%	32.7%	32.3%	124.4%	-
(For reference) Previous year’s results Fiscal 2008	2,971	-751	-804	-657	-24.76

2. Reasons for Revision to Financial Forecasts
     Net sales is expected to increase slightly.
     Operating income is expected to increase by 272 million yen to 792 million yen, mainly due to constant efforts in the area of cost reduction of vacuum technology related manufacturing equipment, the postponement of large-scale R&D investment, the decrease of loan loss reserve by earlier collection of account receivable and the reduction of sales & administration expenses.
     Net income is expected to increase by 360 million yen to 590 million yen, mainly due to the increase in operating income and a decrease in extraordinary loss previously recorded as 157 million yen.

Disclaimer:
     This notice contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Tokki, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Tokki to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.